                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 32)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   893-617-209
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 17, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  893-617-209                                                   PAGE 2
-------------------------------------------------------------------------------

     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons AMERICAN REALTY TRUST, INC.                    54-0697989

-------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)
-------------------------------------------------------------------------------

     3)   SEC Use Only

-------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)                        00

-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization                   GEORGIA

-------------------------------------------------------------------------------

               7)   Sole Voting Power                           3,284,178
Number of     -----------------------------------------------------------------
Shares
Beneficially   8)   Shared Voting Power                             -0-
Owned by      -----------------------------------------------------------------
Each
Reporting      9)   Sole Dispositive Power                      3,284,178
Person        -----------------------------------------------------------------
With
              10)   Shared Dispositive Power                        -0-
              -----------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                3,284,178

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)       38.4%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)               CO

CUSIP NO. 893-617-209                                                   PAGE 3
-------------------------------------------------------------------------------

     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons BASIC CAPITAL MANAGEMENT, INC.               75-2261065

-------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

-------------------------------------------------------------------------------

     3)   SEC Use Only

-------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)

-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization                NEVADA

-------------------------------------------------------------------------------

               7)   Sole Voting Power                       1,665,159

Number of    ------------------------------------------------------------------
Shares
Beneficially   8)   Shared Voting Power                        -0-
Owned by     ------------------------------------------------------------------
Each
Reporting      9)   Sole Dispositive Power                 1,665,159
Person       ------------------------------------------------------------------
With
              10)   Shared Dispositive Power                   -0-
             ------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,665,159

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)           19.5%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                   CO

CUSIP NO.  893-617-209                                                 PAGE 4
-------------------------------------------------------------------------------

     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons SYNTEK ASSET MANAGEMENT, L.P.             75-2311348

-------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

-------------------------------------------------------------------------------

     3)   SEC Use Only

-------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)                 INAPPLICABLE

-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization               DELAWARE

-------------------------------------------------------------------------------

               7)  Sole Voting Power                         26,475

Number of    ------------------------------------------------------------------
Shares
Beneficially   8)  Shared Voting Power                         -0-
Owned by     ------------------------------------------------------------------
Each
Reporting      9)  Sole Dispositive Power                    26,475
Person       ------------------------------------------------------------------
With
              10)  Shared Dispositive Power                    -0-
-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      26,475

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)         0.3%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                 PN

CUSIP NO.  893-617-209                                                 PAGE 5
-------------------------------------------------------------------------------

     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons THE GENE E. PHILLIPS CHILDREN'S TRUST           13-6599759

-------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

-------------------------------------------------------------------------------

     3)   SEC Use Only

-------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)                 INAPPLICABLE

-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization              TEXAS

-------------------------------------------------------------------------------

               7)   Sole Voting Power                      46,500

Number of    ------------------------------------------------------------------
Shares
Beneficially   8)  Shared Voting Power                      -0-
Owned by     ------------------------------------------------------------------
Each
Reporting      9)  Sole Dispositive Power                 46,500
Person       ------------------------------------------------------------------
With
              10)  Shared Dispositive Power                 -0-

-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        46,500

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)           0.5%

-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                   OO

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
                              CUSIP NO. 893 617 209


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on November 30, 1999. The principal executive offices of TCI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), Syntek Asset Management, L.P. ("SAMLP") and The Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

     ART, BCM, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust.

     This Amendment No. 32 to Schedule 13D is being filed due to the 1.0% increase in the total percentage of outstanding Shares beneficially owned by the Reporting Persons as of December 17, 1999. On this date, the total percentage of the Shares beneficially owned increased from 57.5%, as reported on the amended statement on Schedule 13D filed for November 30, 1999, to 58.7%. The increase was due to the purchase by ART and BCM of Shares on the open market as further disclosed in Items 3 and 5.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:

Name                                       Position(s) with ART
----                                       --------------------
Roy E. Bode                                Director

Collene C. Currie                          Director

Cliff Harris                               Director

Carey M. Portman                           Director and Vice President

Karl L. Blaha                              Director and President

Thomas A. Holland                          Executive Vice President and
                                           Chief Financial Officer

Bruce A. Endendyk                          Executive Vice President

Steven K. Johnson                          Executive Vice President -
                                           Residential Asset Management

David W. Starowicz                         Executive Vice President - Commercial
                                           Asset Management

Robert A. Waldman                          Senior Vice President, Secretary
                                           and General Counsel

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Ms. Currie's business address is 6617 Ridgeview Circle, Dallas, TX 75240. Ms. Currie's present principal occupation is Business Consultant. Ms. Currie is a citizen of the United States of America.

     Mr. Harris' business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President-Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Portman's business address is c/o Commerce International, Inc., 399 Central Avenue, 2nd Floor, Highland Park, Illinois 60035. Mr. Portman's present principal occupation is Chairman of Commerce International, Inc. Mr. Portman is a citizen of the United States of America.

     Mr. Starowicz's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Starowicz's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Starowicz is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

     (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                       Position(s) with BCM
----                                       --------------------
Ryan T. Phillips                           Director

Mickey Ned Phillips                        Director

Carey M. Portman                           Director and Vice President

Karl L. Blaha                              President

Thomas A. Holland                          Executive Vice President and
                                           Chief Financial Officer

Clifford C. Towns, Jr.                     Executive Vice President -
                                           Finance

Steven K. Johnson                          Executive Vice President -
                                           Residential Asset Management

Bruce A. Endendyk                          Executive Vice President

A. Cal Rossi, Jr.                          Executive Vice President

Cooper B. Stuart                           Executive Vice President

David W. Starowicz                         Executive Vice President -
                                           Commercial Asset Management

Robert A. Waldman                          Senior Vice President, General
                                           Counsel and Secretary

     Information with respect to Messrs. Portman, Holland, Blaha, Johnson, Endendyk, Waldman and Starowicz is disclosed in (I) above.

     Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

     Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     (III) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     SAMLP has no officers or directors. The general partners of SAMLP are Gene
E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     Mr. G. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. G. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. G. Phillips is a citizen of the United States of America.

     (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of

GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Gene E. Phillips is disclosed in (III) above.

     Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. D. Phillips is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Both ART and BCM purchased the Shares on the open market with funds from the working capital of the respective corporation as disclosed in Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:

     (a) Share Ownership

     The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                          Shares owned Directly
                                          ---------------------
                                    Number of    Percent of
Name                                 Shares      Class (1)
----                               ----------   -----------
ART                                 3,284,178         38.4%
BCM                                 1,665,159         19.5%
SAMLP                                  26,475          0.3%
GEP TRUST                              46,500          0.5%
                                   ----------   ----------

               TOTAL                5,022,312         58.7%

                                                            Shares owned Beneficially
                                                            -------------------------
                                                        Number of     Percent of
Name                                                      Shares      Class (1)
----                                                    ----------   ----------
ART                                                      3,284,178         38.4%
BCM                                                      1,665,159         19.5%
SAMLP                                                       26,475          0.3%
GEP Trust                                                   46,500          0.5%
Gene E. Phillips (4)                                        26,475          0.3%
Ryan T. Phillips (3) (5)                                 1,711,659         20.0%
Roy E. Bode (2)                                          3,284,178         38.4%
Collene C. Currie (2)                                    3,284,178         38.4%
Cliff Harris (2)                                         3,284,178         38.4%
Carey M. Portman (2)                                     3,284,178         38.4%
Karl L. Blaha (2)(3)                                     4,949,337         57.9%
Mickey Ned Phillips (3)                                  3,284,178         38.4%
                                                        ----------   ----------
Total Shares beneficially
  owned by Reporting Persons                             5,022,312         58.7%


(1) Percentage calculations are based upon 8,551,460 Shares outstanding at December 17, 1999. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2.

(5) May be deemed to be a beneficial owner of the Shares held directly by GEP Trust by virtue of the relationship to GEP Trust as described in Item 2.


     (b) Voting and Dispositive Power

     Each of the directors of ART share voting and dispositive power over the 3,284,178 Shares held by ART. The directors of BCM have voting and dispositive power over the 1,665,159 Shares held by BCM. The General Partner of SAMLP has complete voting and dispositive power over the 26,475 Shares held by SAMLP. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

     (c) Transactions in Securities

     The following table lists the transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                                 Number        Price     Type of
Person                        Date      of Shares     Per Share  Transaction
---------                   --------    ---------     ---------  -----------
ART                         10/18/99       15,400     $  12.56   Open Market
BCM                         11/10/99       15,700     $  12.50   Open Market
BCM                         11/11/99       13,700     $  12.87   Open Market
BCM                         11/17/99        5,400     $  13.00   Open Market
BCM                         11/17/99       10,000     $  13.00   Open Market
ART                         11/17/99       12,400     $  13.00   Open Market
BCM                         11/24/99        4,500     $  12.94   Open Market
ART                         11/30/99    2,013,806     $  12.81   the Exchange*
BCM                         11/30/99    1,028,226     $  12.81   the Exchange*
BCM                         12/01/99        8,000     $ 13.125   Open Market
BCM                         12/03/99       10,000     $  13.00   Open Market
BCM                         12/03/99       20,000     $  13.00   Open Market
BCM                         12/03/99        3,700     $  13.00   Open Market
BCM                         12/08/99       16,375     $  13.00   Open Market
BCM                         12/10/99       10,000     $  13.00   Open Market
ART                         12/15/99       16,000     $  13.00   Open Market
BCM                         12/17/99       16,200     $  12.94   Open Market

     *Incorporated herein by reference to Item 3 of TCI's Amendment No. 31 to Amended Statement on Schedule 13D dated November 30, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to read as follows:

     ART has pledged 93,085 shares to Advest Securities, pledged 25,215 shares to Arnold Securities, pledged 522,422 shares to Bear Stearns, pledged 25,065 shares to Brown & Company, pledged 125,193 shares to Dain Rauscher, pledged 76,785 shares to Deutsche Morgan, pledged 29,573 shares to First Montauk, pledged 152,135 shares to First Southwest, pledged 63,245 shares to First Union Brokerage, pledged 42,801 shares to Hambrecht & Quist, pledged 119,955 shares to Hobbs Melville, pledged 25,000 shares to Interfirst, pledged 180,908 shares to J.C. Bradford, pledged 78,933 shares to Legg Mason (TX), pledged 41,223 shares to May Financial, pledged 201,179 shares to McDonald & Company, pledged

180,733 shares to Morgan Keegan, pledged 408,213 shares to Morgan Stanley Dean Witter, pledged 249,191 shares to Preferred Bank, pledged 55,068 shares to Raymond James SF, pledged 21,645 shares to Raymond James HS, pledged 86,645 shares to Regions Investment, pledged 71,794 shares to Southland Securities, pledged 59,430 shares to Southwest Securities, pledged 29,215 shares to Stifel Nicolaus, pledged 43,280 shares to Tucker Anthony, pledged 152,212 shares to United Pacific Bank, and pledged 138,110 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     ART has also pledged 75,406 shares to United Pacific Bank pursuant to a loan agreement with such lender.

     BCM has pledged 6,550 shares to Advest Securities, pledged 10,700 shares to American Express Financial, pledged 18,208 shares to Baird, pledged 155,053 shares to Bear Stearns, pledged 23,715 shares to Brown & Co., pledged 14,500 shares to Burke Christensen & Lewis, pledged 30,070 shares to Chase HQ, pledged 5,100 shares to Cutter & Co., pledged 60,715 shares to Dain Rauscher, pledged 6,000 shares to Deutsche Morgan, pledged 35,979 shares to First Southwest, pledged 49,341 shares to First Union Brokerage, pledged 11,700 shares to Hobbs Melville, pledged 50,075 shares to Interfirst, pledged 78,393 shares to J.C. Bradford, pledged 9,092 shares Legg Mason (TX), pledged 10,607 shares to McDonald & Company, pledged 55,234 shares to Morgan Keegan, pledged 634,664 shares to Morgan Stanley Dean Witter,pledged 35,430 shares to Paine Webber, pledged 46,404 shares to Raymond James SF, pledged 122,264 shares to Regions Investment, pledged 16,403 shares to Robb, Peck, McCooey, pledged 59,365 shares to Southland Securities, pledged 10,865 shares to Waterford Capital, and pledged 108,732 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     SAMLP has pledged 26,475 shares to Bear Stearns in stock margin accounts maintained by it with such broker.

     The GEP Trust has pledged 46,500 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1999

                                          AMERICAN REALTY TRUST, INC.


                                    By:   /s/Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha
                                          President


                                          BASIC CAPITAL MANAGEMENT, INC.


                                    By:   /s/Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha
                                          President


                                          SYNTEK ASSET MANAGEMENT, L.P.
                                    By:   SYNTEK ASSET MANAGEMENT, INC.,
                                          its general partner


                                    By:   /s/Karl L. Blaha
                                          -------------------------------------
                                          Karl L. Blaha
                                          President


                                          GENE E. PHILLIPS CHILDREN'S TRUST



                                    By:   /s/Donald W. Phillips
                                          -------------------------------------
                                          Donald W. Phillips
                                          Trustee

                                                                 April 26, 2000


Securities and Exchange Commission
Document Control
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


          Re: Amendment No. 32 to Schedule 13-D by Basic Capital Management, Inc., American Realty Trust, Inc., The Gene E. Phillips Children's Trust and Syntek Asset Management, L.P. ("Reporting Persons") with respect to the Common Stock of Transcontinental Realty Investors, Inc.

Ladies and Gentlemen:

     On behalf of the Reporting Persons, I am filing, via EDGAR, this Amendment No. 32 to Schedule 13-D according to Rule 901(c)(4) relating to the securities of Transcontinental Realty Investors, Inc.


                                                Very truly yours,




                                                By:   /s/Robert A. Waldman
                                                      -------------------------
                                                      Senior Vice President and
                                                      General Counsel


RAW/kmp